UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission file number: 001-31326

SEVION THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-1368850
(State of Incorporation)	(IRS Employer ID No.)

10210 Campus Point Drive, Suite 150

San Diego, CA 92121

(Address of Principal Executive Offices)

(858) 909-0749

(Registrant’s Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

INTRODUCTION

This Information Statement (this “Information Statement”) is being furnished to our stockholders of record as of November 6, 2017 (the “Record Date”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”) of Sevion Therapeutics, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder (“Rule 14f-1”). Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement in connection with an anticipated change in majority control of our Board of Directors (the “Board”) other than at a meeting of our stockholders. Pursuant to Rule 14f-1, such change in majority control of the Board may not occur earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date on which we mail this Information Statement to holders of record of our Common Stock on the Record Date. Accordingly, the change in a majority of our directors pursuant to the Agreement and the Transaction (each as defined herein) will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

As used in this Information Statement, the term “Eloxx” refers to Eloxx Pharmaceuticals Ltd., an Israeli Company that will become one of our wholly-owned subsidiaries pursuant to the terms of the Agreement described under the section “Change of Control – Agreement” below, which we expect will be completed in December 2017.

The principal executive offices of the Company are located at 10210 Campus Point Drive, Suite 150, San Diego, California 92121. After completion of the transactions contemplated by the Agreement, our corporate headquarters and principal executive offices will be located at 950 Winter Street, Waltham, MA 02451.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER SOLELY IN CONNECTION WITH THE APPOINTMENT OF Robert A. Heft, Ph.D., Tomer Kariv, Silvia Noiman, PH.D., M.B.A., Ran Nussbaum, Gadi Veinrib, ZafRira Avnur, Ph.D. and Martijn Kleijwegt TO THE BOARD.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY. YOU SHOULD READ THIS INFORMATION STATEMENT CAREFULLY, BUT ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

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CHANGE OF CONTROL

Agreement

As previously disclosed, we have entered into an agreement with Eloxx and Sevion Acquisition Co. Ltd., an Israeli company and a wholly-owned subsidiary of the Company (“Acquisition Sub”), dated as of May 31, 2017, as amended on August 1, 2017 and November 23, 2017 (the “Agreement”), pursuant to which Eloxx will merge with and into Acquisition Sub with Eloxx surviving as our wholly-owned subsidiary (the “Transaction”). We anticipate that the Transaction will be consummated on or about December 18, 2017, which we refer to herein as the “Closing” or the “Closing Date”, though the Transaction may close at a later date in accordance with the Agreement.

At Closing, all of the ordinary and preferred shares of Eloxx’s stock issued and outstanding as of the Closing will be converted, on a pro rata basis, into the right to receive such number of shares of our Common Stock, which shall constitute, in the aggregate, 71.60% of our issued and outstanding share capital as of the Closing, calculated on a Fully Diluted As Converted Basis (as defined in the Agreement), but excluding any then outstanding warrants and options to acquire shares of our Common Stock and any of the warrants and options to acquire ordinary shares of Eloxx that we assume in connection with the Transaction, respectively, which amount is subject to adjustment prior to Closing upon the occurrence of specified events, including to account for (i) any additional shares of our capital stock that may be issued prior to Closing and (ii) the payment of expenses by us above certain thresholds (as described in the Agreement) as of Closing. In connection with the Transaction, we will also, at Closing, and subject to the terms of the Agreement, assume each of the (i) outstanding stock options of Eloxx and (ii) outstanding warrants of Eloxx, each of which will be converted into a stock option or warrant, as applicable, to acquire such number of shares of our Common Stock equal to the number of Eloxx ordinary shares issuable upon exercise of the award multiplied by the Exchange Ratio (as defined in the Agreement), and we will also assume Eloxx’s 2013 Share Ownership and Stock Option Plan to the extent it pertains to the Eloxx stock options that are assumed. Upon Closing, our existing stockholders will own a total of 29.40% of our issued and outstanding shares of Common Stock, and the former stockholders of Eloxx will hold in the aggregate approximately 71.60% of those shares of Common Stock, as may be further adjusted in accordance with the terms of the Agreement described above. The Transaction will result in a change of control of the Company.

A copy of the Agreement was filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on June 6, 2017. A copy of the first amendment to the Agreement was filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on October 13, 2017, and a copy of the second amendment to the Agreement was filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on November 29, 2017.

Subscription Agreement

Pursuant to the Agreement, the Company and Eloxx are each obligated to raise at least $12 million in cash investments from equity financings (the “Equity Raise Requirement”). In connection with the Equity Raise Requirement, certain investors entered into a share purchase agreement with Eloxx (the “Eloxx SPA” and such equity raise referred to as the “Eloxx Equity Raise”) for the aggregate investment of $24 million in cash, half of which was invested in Eloxx on May 31, 2017 and the remainder is due upon a second closing to occur on the earlier of December 31, 2017 or the Closing Date (the "Second Closing"). To the extent that the closing under the Agreement takes place prior to December 31, 2017, then, the second half will not be invested in Eloxx but will be rather invested in the Company under separate subscription agreements executed with the Company (the “Company Equity Raise” and the “Company Subscription Agreement” respectively). The Company Subscription Agreement contains customary representations and warranties and covenants, including, but not limited to, the entering into of a lockup agreement and registration rights agreement between the Company and the subscribers, in such forms as are to be mutually agreed to by the Company and Eloxx.

In accordance with a joinder to the Eloxx SPA, additional investors were brought in by Eloxx under the Eloxx SPA, which increased the total amount raised by Eloxx to $30 million (of which $12 million was invested on May 31, 2017, with an additional $3 million invested under the joinder on June 29, 2017). The remaining $15 million will be invested at the Second Closing either in Eloxx or, to the extent that the closing of the Transaction Agreement takes place prior to December 31, 2017, in the Company under the Company Subscription Agreement.

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Pursuant to a second joinder to the Eloxx SPA an additional aggregate amount of $8 million was raised from LSP V Coöperatieve U.A. (“LSP”), half of the amount was invested in Eloxx on August 2, 2017. Under the Eloxx SPA, the remainder shall be invested by LSP in Eloxx, upon Second Closing even if the closing of the Transaction takes place, but the second installment of $4 million shall be deemed an investment in the Company for the purpose of the Exchange Ratio under the Agreement.

Accordingly, the Equity Raise Requirement under the Transaction Agreement was increased to the cash amount raised under the Eloxx SPA and the Company Subscription Agreement (with the second installment of LSP viewed as if invested in the Company).

As part of the Eloxx SPA and pursuant to the Company Subscription Agreements entered into on May 31, 2017 and June 29, 2017, certain investors agreed to purchase shares of the Company’s Common Stock, with such investment intended to satisfy the Company’s Equity Raise Requirement pursuant to and in accordance with the terms of the Company Subscription Agreement. The investment in the Company pursuant to the Company Subscription Agreement is subject to Closing of the Transaction.

OPKO Health, Inc. (“OPKO”), a multi-national biopharmaceutical and diagnostics company and current stockholder of the Company, is a signatory to the Company Subscription Agreement but it was agreed that its investment of $1.5 million under the Company Subscription Agreement will not be subject to closing of the Transaction and may be provided to the Company at any time following the execution of the respective Company Subscription Agreement, though it will be counted for purposes of calculating the aggregate investment raised by (and cash amount with) the Company pursuant to the Equity Raise Requirement. Dr. Phillip Frost and Steven D. Rubin, each a member of the current Board, are the Chief Executive Officer and Chairman and Executive Vice President-Administration of OPKO, respectively. A copy of the Company Subscription Agreements was filed as an exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on August 3, 2017.

Change in Board of Directors and Executive Officers

On the Closing Date, Mssrs. David Rector, John N. Braca, Phillip K. Frost, Steven D. Rubin and Vaughn Smider, M.D., Ph.D., as the directors of the Company, will appoint Robert A. Heft, Ph.D., Tomer Kariv, Silvia Noiman, Ph.D., M.B.A., Ran Nussbaum, Gadi Veinrib, Zafrira Avnur, Ph.D. and Martijn Kleijwegt as directors of the Company effective on the Closing Date. Mssrs. Rector, Braca, Frost and Smider will submit their resignations from the Board, which will become effective on the Closing Date, while Mr. Rubin will remain a director of our Board post-Closing.

Accordingly, upon Closing our Board will consist of Robert A. Heft, Ph.D., Tomer Kariv, Silvia Noiman, Ph.D., M.B.A., Ran Nussbaum, Gadi Veinrib, Zafrira Avnur, Ph.D., Martijn Kleijwegt and Steven D. Rubin. Our executive officers will be: Silvia Noiman, Ph.D., M.B.A., President and Chief Executive Officer; Gregory Weaver, Chief Financial Officer, Secretary and Treasurer; and Pedro Huertas, Chief Medical Officer.

VOTING SECURITIES

On the Record Date, 51,414,613 shares of Common Stock were issued and outstanding and the holders thereof are entitled to cast one vote per share. In connection with the Transaction and in anticipation of a potential up-listing of the Company’s Common Stock to the Nasdaq Capital Market, the Company has submitted a proposal to its stockholders for approval of a reverse stock split of its outstanding shares of Common Stock in a ratio of not less than 1-for-2 and not more than 1-for-100, such ratio and the implementation and timing of such reverse stock split to be determined in the discretion of the Board at any time prior to the completion of the Transaction (the “Reverse Stock Split”). If approved, the Board may set a specific ratio and implement the Reverse Stock Split prior to the Closing. Unless otherwise stated, all numbers in this information statement have been provided on a pre-Reverse Stock Split basis. For more information regarding the Reverse Stock Split, please see the Company’s Special Meeting Proxy, filed with the SEC on November 17, 2017.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s Common Stock immediately before and after the closing of the transactions contemplated by the Agreement for:

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities;

•	each current director of the Company;

•	each of the named executive officers of the Company listed below in the table under the caption “Executive Compensation”; and

•	all current directors and executive officers as a group.

Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days. The pro-forma numbers provided below are estimates based on information available on the Record Date, and are subject to change based on the final Exchange Ratio, which will be set immediately prior to Closing.

Unless otherwise specified, the address of each of the persons set forth below is in care of Sevion Therapeutics, Inc., 10210 Campus Point Drive, Suite 150, San Diego, CA 92121.

	Before Closing of the Agreement			After Closing of the Agreement
Name and Address of Beneficial Holder	Number of Shares Beneficially Owned(1)		Common Stock (%) (2)	Number of Shares Beneficially Owned(1)		Common Stock (%)(3)
Current Directors and Executive Officers(4)
Phillip Frost, M.D.	1,855,202	(5)	3.61%	12,079,739	(5)(27)	2.07%
Vaughn Smider, M.D., Ph.D.	1,090,451	(6)	2.12%	1,090,451	(6)	*
John N. Braca	376,482	(7)	*	376,482	(7)	*
Steven Rubin	318,658	(8)	*	318,658	(8)	*
James Graziano, Ph.D.	119,449	(9)	*	119,449	(9)	*
Miguel de los Rios	130,890	(10)	*	130,890	(10)	*
David Rector	79,797	(11)	*	79,797	(11)	*
James Schmidt	—		—	—		—
All current directors and officers as a group (7 persons)	3,988,060	(12)	7.76%	18,183,526	(12)(27)	3.11%
Current 5% Stockholders
OPKO Health, Inc. 4400 Biscayne Boulevard Miami, FL 33137	16,233,919	(13)	31.57%	26,682,993	(13)(26)	4.58%
Frost Gamma Investments Trust Miami, FL 33137	1,855,202	(14)	3.61%	12,079,739	(14)(27)	2.07%
Post-Closing Directors and Executive Officers(15)(16)
Robert A. Heft, Ph.D.	—		—	—		—
Tomer Kariv(17)	—		—	—		—
Silvia Noiman, Ph.D., M.B.A.	—		—	10,056,978	(18)	1.70%
Ran Nussbaum(17)	—		—	—		—
Gadi Veinrib	—		—	—		—
Zafrira Avnur, Ph.D.	—		—	—		—
Martijn Kleijwegt(19)	—		—	—		—
Gregory Weaver	—		—	—		—
Pedro Huertas, M.D., Ph.D.(18)	—		—	2,135,316		*
All post-Closing directors and officers as a group (10 persons)				12,510,952		2.11%
Post-Closing 5% Stockholders
Pontifax	—		—	184,348,911	(20)	31.61%
Technion	—		—	29,604,214	(21)	5.08%
Catalyst	—		—	34,081,790	(22)	5.84%
Gilad Shabtai	—		—	68,882,414	(23)	11.81%
LSP V Coöperatieve U.A.	—		—	54,530,877	(24)	9.35%
Global Health Sciense Fund I, L.P.	—		—	34,081,790	(25)	5.84%
Opko Health, Inc.	—		—	26,682,993	(13)(26)	4.58%
Frost Gamma Investments Trust	—		—	12,079,739	(14)(27)	2.07%

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*Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, all shares of Common Stock are beneficially owned and sole investment and voting power is held by the persons named, and all third-party information is based on information contained in such person’s filings on Form 13G or Form 13D, as applicable.

(2)	Applicable percentage of ownership is based on 51,414,613 shares of our Common Stock outstanding as of the Record Date, plus any common stock equivalents, convertible notes and options or warrants held by such holder which are presently or will become exercisable within sixty (60) days from the Record Date. There are no shares of preferred stock issued and outstanding.

(3)	Based on 583,112,771 shares of Common Stock anticipated to be issued and outstanding following completion of the Transaction as of the Record Date. The actual number of shares issued and outstanding following completion of the Transaction will depend on the final Exchange Ratio, which is subject to adjustment prior to Closing.

(4)	Mssrs. Rector, Smider, Frost, and Braca have submitted letters of resignation from the Board, which will become effective on the Closing Date. Mr. Rubin will remain a director post-Closing.

(5)	Includes 1,598,170 shares of Common Stock and 11,688 shares of warrants held by Frost Gamma Investments Trust, of which Dr. Phillip Frost is the trustee, and 245,344 shares of presently exercisable options held by Dr. Phillip Frost.

(6)	Includes 1,058,970 shares of Common Stock, 13,804 shares of Common Stock underlying warrants, and 17,808 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days from the Record Date. Excludes, 7,518 shares of Common Stock issuable pursuant to options which become exercisable after sixty (60) days from the Record Date.

(7)	Includes 100 shares of Common Stock and 376,382 shares of warrants issuable pursuant to presently exercisable options.

(8)	Includes 318,658 shares of Common Stock pursuant to presently exercisable options.

(9)	Includes 104,386 shares of Common Stock, 1,361 shares of Common Stock underlying warrants and 10,881 shares of Common Stock issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days from the Record Date. Excludes 4,596 shares of Common Stock issuable pursuant to options which become exercisable after sixty (60) days from the Record Date.

(10)	Includes 131,023 shares of options issuable pursuant to presently exercisable options or options which will become exercisable within sixty (60) days from the Record Date. Excludes 7,574 shares of Common Stock issuable pursuant to options which become exercisable after sixty (60) days from the Record Date.

(11)	Includes 1,997 shares of Common Stock and 77,800 shares of options issuable pursuant to presently exercisable options.

(12)	See Notes 5 through 11.

(13)	Includes 15,893,844 shares of Common Stock, 4,126,822 of which were issued pursuant to the conversion of certain convertible promissory notes held by OPKO and accrued interest thereon and 1,250,007 of which were issued pursuant to the conversion of Series C convertible preferred stock, and 340,075 shares of Common Stock underlying warrants. Dr. Phillip Frost is the Chief Executive Officer and Chairman of the Board of Directors of OPKO. The shares of Common Stock held by OPKO are not deemed to be beneficially owned by Dr. Phillip Frost.

(14)	Includes 1,598,170 shares of Common Stock and 11,688 shares of warrants held by Frost Gamma Investments Trust, of which Dr. Phillip Frost is the trustee, and 245,344 shares of presently exercisable options held by Dr. Phillip Frost.

(15)	Upon Closing of the Transaction, David Rector, John N. Braca, Phillip K. Frost, M.D. and Vaughn Smider, M.D., Ph.D., will resign as our directors, and Robert A. Heft, Ph.D., Tomer Kariv, Silvia Noiman, Ph.D., M.B.A., Ran Nussbaum, Gadi Veinrib, Zafrira Avnur, Ph.D. and Martijn Kleijwegt will be appointed as our directors. Steven D. Rubin is currently one of our directors, and will remain a director post-Closing.

(16)	Numbers are based on currently available estimates and do not reflect the contemplated Reverse Stock Split.

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(17)	Does not include shares of common stock beneficially owned by the Pontifax Funds (as defined below). Mr. Kariv is the Chief Executive Officer and co-founder of Pontifax Group and Mr. Nussbaum is a managing partner and co-founder of Pontifax Group.

(18)	Includes options granted under Eloxx's 2013 Share Ownership and Option Plan (and its US Appendix, to the extent applicable with respect to such optionee).

(19)	Does not include shares of common stock beneficially owned by LSP V Coöperatieve U.A. Mr. Kleijwegt is a managing partner and co-founder of the LSP Management Group BV, the management company of LSP V Coöperatieve U.A.

(20)	Includes shares of common stock beneficially owned by the following entities: (1) Pontifax (Cayman) III, L.P., which was issued with 2,660,494 shares in connection with the merger with Eloxx, (2) Pontifax (Israel) III, L.P was issued with 5,698,765 shares in connection with the merger with Eloxx, (3) Pontifax (Cayman) IV L.P was issued with 4,006,036 shares in connection with the merger with Eloxx and 3,833,867 shares under the subscription agreement, (4) Pontifax (Israel) IV, L.P, which was issued with 8,228,667 shares in connection with the merger with Eloxx 7,875,020 shares under the subscription agreement, and (5) Pontifax (China) IV L.P., which was issued with 4,448,986 shares in connection with the merger with Eloxx and 4,257,780 shares under the subscription agreement (these entities together are referred to as the "Pontifax Funds").

(21)	Includes shares of common stock beneficially owned by the following entities: (1) Technion Research and Development Foundation Ltd. and (2) Technion Investment Opportunities Fund L.P, which was issued with 383,133 shares in connection with the merger with Eloxx and 366,667 shares under the subscription agreement.

(22)	Includes shares of common stock beneficially owned by the following entities: (1) Catalyst CEL Fund L.P, which was issued with 2,180,3737 shares in connection with the merger with Eloxx and 2,086,667 shares under the subscription agreement, and , (2) CEL CATALYST China Israel Fund L.P., which was issued with 15,234,750 shares in connection with the merger with Eloxx and 14,580,000 shares under the subscription agreement.

(23)	Includes 8,359,259 shares of common stock which were issued under the first closing due to a loan conversion.

(24)	Includes 27,864,238 shares of common stock which were issued in connection with the merger with Eloxx, and 26,666,666 shares which were issued under the second closing (which was consummated by Eloxx and converted upon the merger according to the terms of the merger agreement and its amendments).

(25)	Includes 17,415,123 shares which were issued in connection with the merger with Eloxx, and 16,666,667 shares which were issued under the subscription agreement.

(26)	Includes 10,449,074 shares which were issued in connection with the merger with Eloxx, and 10,000,000 shares which were issued under the subscription agreement.

(27)	Includes 5,224,537 shares which were issued in connection with the merger with Eloxx, and 5,000,000 shares which were issued under the subscription agreement.

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CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Mssrs. David Rector, John N. Braca, Phillip K. Frost, Steven D. Rubin and Vaughn Smider, M.D., Ph.D., as the directors of the Company, will appoint Robert A. Heft, Ph.D., Tomer Kariv, Silvia Noiman, Ph.D., M.B.A., Ran Nussbaum, Gadi Veinrib, Zafrira Avnur, Ph.D. and Martijn Kleijwegt as directors of the Company effective on the Closing Date. Mssrs. Rector, Braca, Frost and Smider will submit their resignations from the Board, which will become effective on the Closing Date, while Mr. Rubin will remain a director of our Board post-Closing.

To the best of the Company’s knowledge, with the exception of Mr. Rubin, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to Closing, the Board consisted of Mssrs. David Rector, John N. Braca, Phillip K. Frost, M.D., Steven D. Rubin and Vaughn Smider, M.D., Ph.D., who were elected to serve until their successors were duly elected and qualified or until the next annual meeting of the Company’s stockholders. Robert A. Heft, Ph.D., Tomer Kariv, Silvia Noiman, Ph.D., M.B.A., Ran Nussbaum, Gadi Veinrib, Zafrira Avnur, Ph.D. and Martijn Kleijwegt will be appointed as directors of the Company, effective as of the Closing Date. Mssrs. Rector, Braca, Frost, Rubin, and Smider will submit letters of resignation from the Board, which will become effective on the Closing.

On the Closing Date, Mr. Rector will resign as Chief Executive Officer President and Treasurer, Mr. James Schmidt will resign as Chief Financial Officer and Secretary, Dr. Smider will resign as Chief Scientific Officer, Dr. James Graziano will resign as Chief Technology Officer and Dr. Miguel de los Rios will resign as Vice President, Research and Development of the Company effective immediately. Upon the resignation of the aforementioned officers, the officers of Eloxx listed below will be appointed as officers of the Company and will serve as the officers of the Company until their successors are duly elected or appointed and qualified.

The names of the current officers and directors of the Company and the incoming directors and officers, as well as certain information about them, are set forth below:

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Name	Age	Director Since	Position

Current Directors and Officers:

David Rector	70	January 2015	President, Chief Executive Officer and Director(1)

Phillip K. Frost, M.D.	81	May 2014	Director(1)

Steven D. Rubin	57	May 2014	Director(3)

Vaughn Smider, M.D., Ph.D.	47	May 2014	Chief Scientific Officer and Director(1)

John N. Braca	59	October 2003	Director(1)

James Schmidt	57	May 2015	Chief Financial Officer, Secretary

Miguel de los Rios	43	May 2014	Vice President of Research and Development

James Graziano, Ph.D.	49	May 2014	Chief Technology Officer

Incoming Directors and Officers:

Silvia Noiman, Ph.D., M.B.A.	61		Chief Executive Officer, President and Director(2)

Robert A. Heft, Ph.D.	62		Director(2)

Tomer Kariv	56		Director(2)

Ran Nussbaum	44		Director(2)

Gadi Veinrib	39		Director(2)

Zafrira Avnur, Ph.D.	67		Director(2)

Martin Kleijwegt	62		Director(2)

Gregory Weaver	61		Chief Financial Officer, Secretary and Treasurer

Pedro Huertas, M.D., Ph.D.	63		Chief Medical Officer

(1)	Current director until the Closing Date.

(2)	Incoming director, effective on the Closing Date.

(3)	Current director, and continuing as director post-Closing

Current Directors and Officers of the Company

David Rector. Mr. Rector has been our Chief Executive Officer since January 2015 and our director since February 2002. As of July 2015, Mr. Rector also serves as a director of Majesco Entertainment Inc. and as of May 2015, as a director of SciVac Therapeutics, Inc. Since 1985, Mr. Rector has been the Principal of The David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries. Mr. Rector served as a director and member of the compensation and audit committee of the Dallas Gold and Silver Exchange Companies Inc. (formerly Superior Galleries, Inc.) from May 2004 to September 2015. Since January 2014 through January 2015, Mr. Rector served on the board of directors of MV Portfolios, Inc. (formerly California Gold Corp.) From November 2012 through January 2014, Mr. Rector has served as the CEO and President of Valor Gold. Since February 2012 through January 2013, Mr. Rector has served as the VP Finance & Administration of Pershing Gold Corp. From May 2011 through February 2012, Mr. Rector served as the President of Sagebrush Gold, Ltd. From October 2009 through August 2011, Mr. Rector had served as President and CEO of Li3 Energy, Inc. From July 2009 through May 2011, Mr. Rector had served as President and CEO of Nevada Gold Holdings, Inc. From September 2008 through November 2010, Mr. Rector served as President and CEO Universal Gold Mining Corp. Since October 2007 through February 2013, Mr. Rector has served as President and CEO of Standard Drilling, Inc. From May 2004 through December 2006, Mr. Rector had served in senior management positions with Nanoscience Technologies, Inc., a development stage company engaged in the development of DNA Nanotechnology. From 1983 until 1985, Mr. Rector served as President and General Manager of Sunset Designs, Inc., a domestic and international manufacturer and marketer of consumer product craft kits, and a wholly-owned subsidiary of Reckitt & Coleman N.A. From 1980 until 1983, Mr. Rector served as the Director of Marketing of Sunset Designs. From 1971 until 1980, Mr. Rector served in progressive roles in the financial and product marketing departments of Crown Zellerbach Corporation, a multi-billion dollar pulp and paper industry corporation. Mr. Rector received a Bachelor of Science degree in Business/Finance from Murray State University in 1969.

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Phillip K. Frost. Dr. Frost has been our director since May 2014. Dr. Frost has been the Chief Executive Officer and Chairman of OPKO Health, Inc. since March 2007. Dr. Frost was named Chairman of the Board of Ladenburg Thalmann Financial Services Inc. (“Ladenburg Thalmann”) (NYSE MKT:LTS), an investment banking, asset management, and securities brokerage firm providing services through its principal operating subsidiary, Ladenburg Thalmann & Co. Inc., in July 2006 and has been a director of Ladenburg Thalmann from 2001 until 2002 and again since 2004. Dr. Frost is Vice Chairman of Cogint, Inc. (NASDAQ MKT:COGT), an information solutions provider focused on the data-fusion market, and a director for each of Castle Brands (NYSE MKT:ROX), a developer and marketer of premium brand spirits and Cocrystal Pharma, Inc. (OTCBB:COCP), a publicly traded biotechnology company developing new treatments for viral diseases. He serves as a member of the Board of Trustees of the University of Miami, the Skolkovo Foundation Scientific Advisory Council in Russia, the Shanghai Institute for Advanced Immunochemical Studies in China, and The Florida Council of 100 and as a Trustee of each of the Miami Jewish Home for the Aged and the Mount Sinai Medical Center. Dr. Frost served as a director of Teva Pharmaceutical Industries, Limited, or Teva (NYSE:TEVA) from January 2006 until February 2015 and had served as Chairman of the Board of Teva from March 2010 until December 2014 and as Vice Chairman from January 2006 until March 2010. Dr. Frost previously served as a director for TransEnterix, Inc., SafeStitch Medical Inc. prior to its merger with TransEnterix, Inc. and PROLOR Biotech, Inc. prior to its acquisition by the Company in August 2013, as Governor and Co-Vice Chairman of the American Stock Exchange (now NYSE MKT), and as a member of the Board of Trustees of the Scripps Research Institute until November 2012. Dr. Frost had served as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation (“IVAX”) from 1987 until its acquisition by Teva in January 2006. Dr. Frost was Chairman of the Board of Directors of Key Pharmaceuticals, Inc. from 1972 until the acquisition of Key Pharmaceuticals by Schering Plough Corporation in 1986.

Steven D. Rubin. Mr. Rubin has been our director since May 2014. Since May 2007, Mr. Rubin has been the Executive Vice President – Administration at OPKO Health, Inc. and a director of OPKO since February 2007. Mr. Rubin currently serves on the board of directors of VBI Vaccines, Inc. (NASDAQ:VBIV), a commercial-stage biopharmaceutical which develops, produces and markets next generation of vaccines to address unmet needs in infectious disease and immuno-oncology, Cogint, Inc. (NASDAQ MKT: COGT), an information solutions provider focused on the data-fusion market, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to five-year-olds, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (OTCBB: COCP), a publicly traded biotechnology company developing new treatments for viral diseases, Castle Brands, Inc. (NYSE MKT:ROX), a developer and marketer of premium brand spirits, Neovasc, Inc. (TSXV:NVC), a company developing and marketing medical specialty vascular devices, and ChromaDex Corp. (NASDAQ:CDXC), an innovator of proprietary health, wellness and nutritional ingredients that creates science-based solutions for dietary supplement, food and beverage, skin care, sports nutrition, and pharmaceutical products. Mr. Rubin previously served as a director of Dreams, Inc. (NYSE MKT: DRJ), a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by the Company in August 2013. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX from August 2001 until September 2006.

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John N. Braca. Mr. Braca has been our director since October 2003. Mr. Braca has also served as a director and board observer for other healthcare, technology and biotechnology companies over the course of his career. Since April 2013, Mr. Braca has been the President and sole proprietor of JNB Consulting, which provides strategic business development counsel to biotechnology companies. From August 2010 through April 2013, Mr. Braca had been the executive director controller for Iroko Pharmaceuticals, a privately-held global pharmaceutical company based in Philadelphia. From April 2006 through July 2010, Mr. Braca was the managing director of Fountainhead Venture Group, a healthcare information technology venture fund based in the Philadelphia area, and has been working with both investors and developing companies to establish exit and business development opportunities. From May 2005 through March 2006, Mr. Braca was a consultant and advisor to GlaxoSmithKline management in their research operations. From 1997 to April 2005, Mr. Braca was a general partner and director of business investments for S.R. One, Limited, or S.R. One, the venture capital subsidiary of GlaxoSmithKline. In addition, from January 2000 to July 2003, Mr. Braca was a general partner of Euclid SR Partners Corporation, an independent venture capital partnership. Prior to joining S.R. One, Mr. Braca held various finance and operating positions of increasing responsibility within several subsidiaries and business units of GlaxoSmithKline. Mr. Braca is a licensed Certified Public Accountant in the state of Pennsylvania and is affiliated with the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. Mr. Braca received a Bachelor of Science in Accounting from Villanova University and a Master of Business Administration in Marketing from Saint Joseph’s University.

Vaughn Smider. Dr. Smider has been our Chief Scientific Officer and director since May 2014. From January 2007 through May 2014, Dr. Smider was the founder and President of Fabrus, Inc., which became a wholly-owned subsidiary of Sevion in May 2014. Since 2005, Dr. Smider has been a faculty member at The Scripps Research Institute, where he has directed protein engineering research. From 2001 through 2005, Dr. Smider was Chief Scientific Officer at Integrigen, Inc. Dr. Smider is on the Leadership Council for The American Cancer Society in San Diego and is a founder and board member of The Elizabeth Smider Foundation. Dr. Smider received his M.D. and Ph.D. degrees from Stanford University School of Medicine.

Miguel de los Rios. Dr. de los Rios has been our Vice President, Research and Development since May 2014 and was previously the Vice President of Research and Development of Fabrus, Inc., which became a wholly-owned subsidiary of Sevion in May 2014. Prior to Fabrus, he founded Chimeros, Inc., a venture-backed biologics therapeutic company, in 2003. At Chimeros, he served as both the Chief Executive Officer as well as the Chief Scientific Officer from 2003 through 2011, and was the inventor of Chimeros core technologies. Dr. de los Rios received his Ph.D. in Biophysical Chemistry from the University of California, Santa Barbara. Dr. de los Rios currently advises several start-up biotechnology companies.

James Graziano. Dr. Graziano has been our Chief Technology Officer since May 2014 and was previously the Chief Operating Officer of Fabrus, Inc., which became a wholly-owned subsidiary of Sevion in May 2014, since its founding in 2007. Prior to Fabrus, Dr. Graziano was a Staff Scientist at Kythera Biopharmaceuticals, Inc. managing sponsored preclinical research activities from 2006 to 2007. Dr Graziano received his Ph.D. in Macromolecular and Cellular Structure and Chemistry from The Scripps Research Institute in 2006 and concurrently served as a Graduate Fellow in the Protein Sciences group at the Genomics Institute of the Novartis Research Foundation. He received his Bachelor of Arts degree in Molecular and Cellular Biology from the University of California at Berkeley. Before completing his academic studies, Dr. Graziano served in the US Navy as a qualified Naval Nuclear Power Plant Mechanical Operations Supervisor.

James Schmidt. Mr. Schmidt has been our Chief Financial Officer since May 2015. Prior to Mr. Schmidt’s engagement by the Company, he was and continues to provide independent financial consulting services to start-up and growing companies. He formerly served as the Vice President, Finance and Administration of Receptos, Inc. from 2009 to 2013. From 2007 to 2009, he served as Senior Director of Finance and Operations for Apoptos, Inc. which was acquired by Receptos, Inc. in May 2009. He was formerly Senior Director of Finance and Operations at Conforma Therapeutics from 2001 until its acquisition by Biogen Idec in 2006 where he assisted in the transition and integration of the companies. Prior to that, from 1986 to 2001 Mr. Schmidt served in various financial and operational roles including Chief Financial Officer for Kent SeaTech Corporation, Controller for Medical Imaging Centers of America, Inc., MCA, Inc./MCA Concerts, Inc. and Manager of Accounting—Retirement Inns of America, Inc. He started his career with Coopers & Lybrand and received his B.S. in Accounting and Corporate Finance from Drake University in Des Moines, Iowa.

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Incoming Directors and Officers of the Company

Silvia Noiman, Ph.D., M.B.A. Dr. Noiman is the founder and has served as a member of the board of directors of Eloxx since September 2013. Additionally, she served as the Chairperson of the board of directors of Eloxx from September 2013 to December 2014 and has served as its Chief Executive Officer since December 2014. She has served as a venture partner of the Pontifax II venture capital firm since July 2010 and Pontifax IV venture capital firm Since November 2015. Dr. Noiman founded and was executive chairperson of many of Pontifax’s portfolio companies, including: cCAM Biotherapeutics from June 2010 to August 2014 and Quiet Therapeutics from June 2010 to January 2017. Before joining Pontifax in July 2010, she was the founder and Senior Vice President at Predix Pharmaceuticals Ltd., which merged with Epix Pharmaceuticals Inc. on August, 2006 (NASDAQ:EPIX). Dr. Noiman holds a Ph.D. in Molecular Biology from Tel Aviv University and post-doctorate degree from the Weizmann Institute of Science.

Robert A. Heft, Ph.D. Dr. Heft has served as the Chairman of board of directors of Eloxx since December 2014. Dr. Heft has over 30 years of experience in the biopharmaceutical industry. Dr. Heft currently serves as the Chief Executive Officer of Zingenix Ltd., a development stage gene therapy company Previously, from 2005 to 2012, Dr. Heft served as the Chief Executive Officer and President of Enobia Pharma Inc. (“Enobia”), prior to its sale to Alexion Pharmaceuticals Inc. in February 2012. Prior to his role at Enobia, Dr. Heft was Vice President of Product Development & Program Management of BioMarin Pharmaceuticals Inc. (“BioMarin”) and then Vice President of Corporate Planning of BioMarin from 2001 to 2004, having joined BioMarin in October 2001, when BioMarin acquired the pharmaceutical assets of IBEX Technologies, Inc. In January 1986, Dr. Heft founded IBEX and served as its President and Chief Scientist until 2001. While at IBEX, Dr. Heft directed the preclinical and clinical development of several enzymes for cardiovascular disease and metabolic disorders Dr. Heft held several senior positions with BioMarin, Continental Pharma Cryosan, Inc. and IBEX Technologies Inc. Dr. Heft acts as a board member and advisory board member in a number of companies, including Ra Phrmaceuticals (NASDAQ:RARX, Boston, Massachusetts), Zingenix Ltd. (Israel), Lumos Pharma (Austin, Texas), VisionGate Inc. (Phoenix, Arizona), Parvus Therapeutics Inc (Calgary, Alberta) and Clementia Pharmaceuticals Inc. (NASDAQ:CMTA, Montreal, Quebec). Dr. Heft also served as a board member of the Canadian Genetic Diseases Network and of the Industrial Biotechnology Association of Canada. Dr. Heft was awarded several patents and received several awards for his work including: Company of the Year (Gold Leaf Award for Enobia Pharma) - 2012 BIOTECanada, Entrepreneur of the Year - Canada, 2012, Canadian Venture Capital Association, Genesis Award - 2012, from BioQuebec. Dr. Heft holds a Bachelor degree in Mechanical Engineering from McGill University, a Master degree in Nuclear Engineering from Cornell University and a PhD from the Massachusetts Institute of Technology in Genetic Engineering/Radiological Sciences. In 1986, Dr. Heft was a Neurology Fellow at the Massachusetts General Hospital.

Tomer Kariv. Mr. Kariv has served as a member of the board of directors of Eloxx since September 2013. Mr. Kariv is a managing partner and co-founder of the Pontifax Group. Mr. Kariv serves as an active board member of many of the Pontifax’s portfolio companies, assuming responsibility for strategic planning. In addition to his positions at Pontifax, Mr. Kariv serves as the Chairman of the board of directors of Check-Cap Ltd. and is a member of the board of directors of Cathworks Ltd. (Israeli private company) and V-Wave Ltd. (Israeli private company). In the past, Mr. Kariv has served as a member of the board of directors of multiple companies, including Medical Compression Systems Ltd. (Israeli public company, traded on TASE) from August 2012 to April 2015, Insuline Medical Ltd. (Israeli public company, traded on TASE) from May 2012 to November 2013, Macrocure Ltd. (Israeli company whose trading on NASDAQ was ceased following a merger transaction with Leap Therapeutics, Inc. To date, Macrocure Ltd. is a wholly-owned subsidiary of Leap Therapeutics, Inc., a Delaware corporation, traded on NASDAQ) from March 2013 to January 2017, Allium Medical Solutions Ltd. (Israeli public company, traded on TASE) from March 2008 to March 2014, and Collplant Holdings Ltd. (Israeli public company, traded on TASE) from December 2012 to January 2014. Prior to establishing Pontifax, Mr. Kariv held senior management positions at top Israeli financial institutions for ten years, playing a key role in investing in, nurturing and managing technology driven startups. Mr. Kariv holds a B.A. in Economics and a J.D. from Harvard University.

Ran Nussbaum. Mr. Nussbaum has served as a member of the board of directors of Eloxx since September 2013. Mr. Nussbaum is a managing partner and co-founder of the Pontifax Group. Prior to joining Pontifax, Mr. Nussbaum was a partner at Israel’s largest business intelligence and strategic consulting firm Witzman-Yaar Ltd. Mr. Nussbaum’s work involves providing companies with strategic and business development oversight. Mr. Nussbaum serves as an active board member on the board of directors of many of Pontifax’s portfolio companies, including Kite Pharma Inc. (NASDAQ: KITE), Bioblast Pharma Ltd., UroGen Pharma Ltd., Quiet Therapeutics Ltd., N.T.B Pharma Ltd., Keros Therapeutics, Inc. Lutris Pharma Ltd., Zolex Therapeutics Ltd. and NovellusDX Ltd. In the past, Mr. Nussbaum has served as a member of the board of directors of multiple companies, including c-CAM Biotherapeutics Ltd., from April 2012 to July 2015 when it was purchased by Merck & Co., Inc., CollPlant holdings Ltd. from May 2010 to August 2014, Protab Ltd., from December 2010 to August 2014, Fusimab Ltd. from July 2010 to December 2014, and Nutrinia Ltd. from December 2104 to May 2017. Mr. Nussbaum is also the Chairman of the board of directors of Ocon Medical Ltd. and was the Chief Executive Officer of Biomedix Incubator Ltd. and Spearhead Ltd. in the past. Mr. Nussbaum graduate of the intelligence community, specializing in commercial intelligence, collecting and processing information.

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Gadi Veinrib. Mr. Veinrib has served as a member of the board of directors of Eloxx since November 2014. Mr. Veinrib has served as the Chairman of the board of directors of Aqua Maof Aquaculture Technologies Ltd. since 2015 and as a board member of the Israeli-based Meteo-Logic Ltd. and Minute Ltd.  since 2015. Mr. Veinrib served as Vice President of Elron Electronic Industries Ltd. (TASE:ELRN) from December 2011 to July 2013. In addition, Mr. Veinrib served as a board member of Netvision Ltd. (now a part of Cellcom Israel Ltd.), RDSeed Ltd, Cloudyn Software Ltd (Acquired by Microsoft) and Nana10 Ltd., a joint venture between Netvision Ltd. and Israeli Channel 10, as well as other companies within Discount Investment Corporation Ltd., a member of the IDB Group. Mr. Veinrib holds a Bachelor of Arts degree in Economics from Tel Aviv University.

Zafrira Avnur, Ph.D. Dr. Avnur has served as a member of the board of directors of Eloxx since June 2017. Since 2016, Dr. Avnur has served as Chief Scientific Officer and Partner of Quark Venture and is the Vice President of Quark Venture USA. From 2009 until 2013 and from 2013 until 2016, Dr. Avnur served as Global Head of Academic Innovation and Neglected Diseases and of Academic collaborations, respectively, at Roche Partnering. From 2006 until 2009, Dr. Avnur served as a Director of Scientific evaluation and as a Director of Biomarker Alliances. From 1987 until 2006, Dr. Avnur served in various research and development positions at Roche. Among the positions were Disease Area Head for Osteoporosis, Head of Department of Musculoskeletal Research and Director of Integrated Health Care Solutions and Discovery Medicine. Dr. Avnur has published more than 30 peer-reviewed manuscripts and holds several patents. Dr. Avnur holds a post doctorate in Cancer Biology from Stanford University, and a Ph.D. from Weizmann Institute in Cell Biology.

Martijn Kleijwegt. Mr. Kleijwegt has served as a as a member of the board of directors of Eloxx since July 2017. Mr. Kleijwegt has been the Managing Partner of Life Sciences Partners (“LSP”) since co-founding it in 1998. Mr. Kleijwegt also serves in various board positions for portfolio companies of LSP, including: as a member of the board and the audit committee of Orphazyme A/S (Denmark) since January 2017, as a member of the board of Oxthera AB (Sweden) since 2016, as a member of the board of Pharvaris B.V. (The Netherlands) since 2016 and as a member of the Supervisory Board and audit committee of Kiadis Pharma N.V. (the Netherlands) since December 2006. Mr. Kleijwegt also previously served as a member of the Supervisory Board of Prosensa Holding N.V. from April 2008 to February 2015. Mr. Kleijwegt holds a Master’s degree in Economics from the University of Amsterdam.

Gregory Weaver. Mr. Weaver has served as the Chief Financial Officer of Eloxx since October 2017. Prior to joining Eloxx, Mr. Weaver served as Chief Financial Officer of Prometic Life Sciences Inc. from November 2015 to August 2017, where he led the company's global financial team. Previously, Mr. Weaver served as Global Chief Financial Officer and Executive Vice President of Oryzon Genomics S.A. from January 2015 to October 2015, where he managed the company’s initial public offering financing. Earlier in his career, Mr. Weaver served as Chief Financial Officer of several other life sciences companies, including Fibrocell Science Inc. (NASDAQ:FCSC) where he served from September 2013 to October 2014, Celsion Corp. (NASDAQ:CLSN) where he served from July 2011 to June 2013, and Poniard Pharmaceuticals, Inc. (NASDAQ:PARD) where he served from February 2009 to June 2011. In addition, Mr. Weaver currently serves as a member of the board of directors of Egalet Corporation (NASDAQ:EGLT) and Atossa Genetics Inc. (NASDAQ:ATOS). Mr. Weaver received his M.B.A. from Boston College, a B.S. in accounting from Trinity University, and U.S. CPA certification.

Pedro Huertas M.D., Ph.D. Dr. Huertas has served as the Chief Medical Officer of Eloxx since May 2015. Prior to joining Eloxx, Dr. Huertas was Precision Medicine Clinical Lead and Head of Precision Medicine for Rare Diseases from February 2014 to April 2015 and Medicines Development Group Lead from January 2012 to January 2014 at Pfizer Inc.; Global Medical Lead from October 2007 to November 2011 at Shire Human Genetic Therapies. Dr. Huertas served in positions of increasing responsibility at Liposome Technology Inc., Genzyme, Novazyme Pharmaceuticals, Amicus Therapeutics, and Advanced Cell Technology and maintains an active consulting practice as an expert advisor to other biotechnology companies, venture capital firms, governmental and non-governmental agencies on issues related to biotechnology and uses of biological resources as means of sustainable economic development, and in technology transfer and development. He has extensive experience dealing, and participating in negotiations, with regulatory authorities in the US (FDA), EU (EMA), Japan (PMDA) and throughout Latin America. Dr. Huertas holds a M.D. from Harvard Medical School, a Ph.D. in cell and development biology from Harvard University and a M.S. in Management of Technology from MIT’s Sloan School of Management and a M.S. in Biochemistry from Stanford University.

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Involvement in Legal Proceedings

To the Company’s knowledge, none of our officers (current or incoming) or our directors (current or incoming) have, during the last ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

To the Company’s knowledge, there are no material proceedings to which any current or incoming director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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Family Relationships

There are no family relationships among the members of our Board or our executive officers (including the individuals who are expected to serve on our Board or as our executive officers post-Closing).

Composition of the Board

In accordance with our Amended and Restated Certificate of Incorporation, as amended, our Board is elected annually as a single class.

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CORPORATE GOVERNANCE

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, David Rector is the Chairman of the Board and the Company’s Chief Executive Officer. The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company. In addition, the Audit Committee assists the Board in its oversight role by receiving periodic reports regarding the Company’s risk and control environment.

Corporate Governance Guidelines

Our Board has long believed that good corporate governance is important to ensure that we are managed for the long-term benefit of our stockholders. During the past year, our Board has continued to review our governance practices in light of the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC and the listing standards, policies and requirements of the NYSE MKT. Although we have not been listed on the NYSE MKT for several years, we intend to continue to adhere to the corporate governance policies and requirements of the NYSE MKT.

Our Board has adopted corporate governance guidelines to assist it in the exercise of its duties and responsibilities and to serve the best interests of the Company and its stockholders. These guidelines, which provide a framework for the conduct of our Board’s business, include that:

•	the principal responsibility of the directors is to oversee the management of the Company;
•	a majority of the members of our Board shall be independent directors;
•	the independent directors met regularly in executive session;
•	directors have full and free access to management and, as necessary and appropriate, independent advisors;
•	new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and
•	at least annually, our Board and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Director Independence

We are not a listed issuer and so are not subject to the director independence requirements of any exchange or interdealer quotation system. Although we are not currently subject to director independence requirements, we use, nevertheless, in determining whether our directors and director nominees are independent, the definition of independence provided under Section 803 of the NYSE MKT Company Guide. Under this definition of independence, a director will, among other things, qualify as an “independent director” if, in the determination of our Board, that person does not have a relationship that would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that each of Messrs. Braca, Rubin and Frost is an “independent director” under Section 803 of the NYSE MKT Company Guide. Mr. Rector and Dr. Smider would not be considered independent because they currently serve or have served as officers of our company.

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Committees and Meetings of our Board of Directors

Our Board held twenty-five (25) meetings during Fiscal 2017. Throughout this period, each member of our Board attended or participated in at least 75% of the aggregate of the total number of meetings of our Board held during the period for which such person has been a director, and the total number of meetings held by all committees of our Board on which each the director served during the periods the director served, with the exception of Drs. Frost and Smider. Currently, our Board has three standing committees: the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee. From time to time, our Board may form additional committees on a short-term basis, such as a Pricing Committee to review the Company’s financing activities and an Executive Committee to review certain of the Company’s significant developments. Each standing committee operates under a charter that has been approved by our Board. Each of these charters is also posted on our website at www.seviontherapeutics.com. Our corporate governance guidelines provide that directors are expected to attend the annual meeting of stockholders. We did not hold an annual meeting during Fiscal 2017.

Compensation Committee

Our Compensation Committee was established in July 1999, pursuant to the Compensation Committee Charter. Our Compensation Committee generally makes recommendations concerning salaries and incentive compensation for our management and our employees. The primary responsibilities of our Compensation Committee, as more fully set forth in the Compensation Committee Charter adopted in July 1999 and amended and restated on March 11, 2011, include:

•	annually reviewing and approving, or recommending for approval by our Board, the corporate goals and objectives relevant to executive officer compensation;
•	reviewing and approving, or recommending for approval by our Board, the salaries and incentive compensation of our executive officers;
•	preparing the Compensation Committee report, including the Compensation Discussion and Analysis;
•	retaining, appointing, determining compensation and oversight of any independent compensation consultants or other advisors deemed necessary;
•	working with the Audit Committee to review and minimize risks related to compensation;
•	administering our 2008 Incentive Compensation Plan, or similar stock plan adopted by our stockholders; and
•	reviewing and making recommendations to our Board with respect to director compensation.

Our Compensation Committee is currently comprised of Steven Rubin and John. N. Braca. Mr. Rubin currently serves as the chairman of the Compensation Committee. All members of our Compensation Committee are considered independent pursuant to Section 803 of the NYSE MKT Company Guide. Our Compensation Committee did not meet during Fiscal 2017.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of our company or any of our subsidiaries. In addition, no member of the Compensation Committee had any relationships with us or any other entity that requires disclosure under the regulations promulgated by the SEC and none of our executive officers served on the Compensation Committee or board of any company that employed any member of our Board.

Audit Committee

Our Audit Committee was established in July 1999. On March 11, 2011, our Board adopted an Amended and Restated Audit Committee Charter. The primary responsibilities of our Audit Committee include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;
•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
•	discussing our risk management policies;

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•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
•	meeting independently with our independent registered public accounting firm and management; and
•	preparing the audit committee report required by SEC rules.

Our Audit Committee is currently comprised of John N. Braca and Steven Rubin. Mr. Braca currently serves as the chairman of the Audit Committee. Although we are not currently subject to audit committee independence requirements, in determining whether our Audit Committee members are independent, we use the definition of independence provided under Section 803 of the NYSE MKT Company Guide. The NYSE MKT currently requires an Audit Committee comprised solely of independent directors. Messrs. Braca and Rubin are “independent” members of our Board as defined in Rule 10A-3 under the Exchange Act, and Section 803 of the NYSE MKT Company Guide. In addition, our Board has determined that Mr. Braca satisfies the definition of an audit committee “financial expert” as set forth in Item 407(d)(5) of Regulation S-K promulgated by the SEC. Our Audit Committee held four (4) meetings during Fiscal 2017.

Nominating and Corporate Governance Committee

The primary responsibilities of our Nominating and Corporate Governance Committee, as more fully set forth in the Nominating and Corporate Governance Committee Charter and Corporate Governance Guidelines adopted on October 15, 2004, and amended and restated on March 11, 2011 include:

•	identifying individuals qualified to become our Board members;
•	evaluating and recommending to our Board the persons to be nominated for election as directors at any meeting of stockholders and to each of our Board’s committees;
•	reviewing and making recommendations to our Board with respect to management succession planning;
•	developing and recommending to our Board a set of corporate governance principles applicable to the Company; and
•	overseeing the evaluation of our Board.

Our Nominating and Corporate Governance Committee was formed on September 29, 2004, and it is currently comprised of Dr. Frost, who serves as the chairman. Dr. Frost is independent, as independence for nominating and corporate governance committee members is defined under Section 803 of the NYSE MKT Company Guide. The Nominating and Corporate Governance Committee did not hold any meetings during Fiscal 2017.

The Nominating and Corporate Governance Committee does not have a specific policy with regard to the consideration of diversity in identifying director nominees. The Nominating and Corporate Governance Committee considers the diversity of the professional experience, education and skill set in identifying the director nominees.

Code of Business Ethics and Conduct

On March 17, 2003, our Board adopted a Code of Business Ethics and Conduct, or Code of Ethics, which may be found on our website at www.seviontherapeutics.com. The Code of Business Ethics and Conduct applies to our principal executive officer, principal financial officer, principal accounting officer, and other persons who perform similar functions for the Company, in addition to our corporate directors and employees.

Our Code of Ethics contains written standards designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the SEC and in other public communications made by our company;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of violations of our Code of Ethics to an appropriate person or persons identified in our Code of Ethics; and
•	accountability for adherence to our Code of Ethics.

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Each of our employees, officers and directors completed a signed certification to document his or her understanding of and compliance with our Code of Ethics.

Director Candidates

The process followed by our Nominating and Corporate Governance Committee to identify and evaluate director candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the committee and the Board.

In considering whether to recommend any particular candidate for inclusion in the Board’s slate of recommended director nominees, our Nominating and Corporate Governance Committee will apply the criteria contained in the committee’s charter. These criteria include, but are not limited to, the candidate’s integrity, business acumen, knowledge of our business and industry, age, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. Our Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. In addition, although we do not have a formal diversity policy, we review diversity as one of the criteria for nomination. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Stockholders may recommend individuals to our Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than $2,000 in market value, or 1%, of our Common Stock for at least one (1) year as of the date such recommendation is made, to: Nominating and Corporate Governance Committee, c/o Corporate Secretary, Sevion Therapeutics, Inc., 10210 Campus Point Drive, Suite 150., San Diego, California 92121. Assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others.

Communicating with our Independent Directors

Our Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our outside counsel, is primarily responsible for monitoring communications from our stockholders and for providing copies or summaries to the other directors as he considers appropriate. Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chairman of the Board considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to our Board should address such communications to: Board of Directors, c/o Corporate Secretary, Sevion Therapeutics, Inc., 10210 Campus Point Drive, Suite 150, San Diego, California 92121. Our Corporate Secretary will forward such communications to our Chairman of the Board.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreement with David Rector

On January 9, 2015, we entered into a consulting agreement with The David Stephen Group LLC, an entity wholly-owned and controlled by David Rector, our interim President and Chief Executive Officer, setting forth Mr. Rector’s monthly compensation amount for the provision of his services as our interim President and Chief Executive Officer, as well as certain other standard provisions, such as confidentiality and invention assignment. Under this agreement, we have agreed to pay Mr. Rector $10,000 per month as compensation for his services provided under the agreement. Effective June 2015, the Compensation Committee increased the monthly compensation to $15,000 per month for his services. Effective March 23, 2016, the Compensation Committee amended the consulting agreement with The David Stephen Group LLC to reflect a decrease of the monthly compensation payable under the agreement to $5,000 per month for his services. We paid $60,000 to Mr. Rector pursuant to the consulting agreement during the fiscal year ended June 30, 2017.

July 2015 Transaction with OPKO Health, Inc.

As previously disclosed, during May through July 2015, we entered into separate subscription agreements (each, a “Subscription Agreement”) with certain accredited investors (the “Investors”) whereby we sold (the “Offering”) units of our securities (the “Units”) with each Unit consisting of one share of our Common Stock or, at the election of the Investor, shares of our 0% Series C Convertible Preferred Stock and a thirty-month warrant to purchase one half of one share of Common Stock at an exercise price of $1.50 per share (the “Warrants”). Each Unit was sold for $0.75 per Unit. The aggregate net offering proceeds to us from the sale of the Units, after deducting the aggregate placement agent fees of approximately $424,542 and other estimated aggregate offering expenses payable by us of approximately $103,500, were approximately $5,979,966.

On July 27, 2015, we entered into a subscription agreement with OPKO, pursuant to which OPKO purchased 666,667 Units consisting of Series C Convertible Preferred Stock for a purchase price of $500,000. Phillip Frost, M.D., a member of our Board, is the Chairman of the Board and Chief Executive Officer of OPKO. Steven D. Rubin, a member of our Board, is Executive Vice President and a director of OPKO.

Debt Transactions with OPKO Health, Inc.

On November 10, 2016, we issued unsecured promissory notes in the aggregate amount of $300,000 to OPKO Health, Inc. and an existing stockholder of the Company (the “November Notes”). The November Note issued to OPKO was in the amount of $150,000. The November Notes have customary events of default, an interest rate of 5% per annum with principal and interest due twelve months from their issuance. The notes were used to fund operations

On February 15, 2017, we issued convertible promissory notes (the “February Notes”) in the aggregate amount of $500,000 to OPKO and certain of our existing stockholders. The February Note issued to OPKO was in the amount of $250,000. The February Notes have customary events of default, an interest rate of 6% per annum, and principal and interest due six months from the date of issuance. In connection with the issuance of the February Notes, the November Notes were amended and restated to convert upon the same terms as the February Notes.

Eloxx Transaction and Subscription Agreement with OPKO Health, Inc.

Please see the descriptions of these transactions under the section titled “Change of Control.”

Review and Approval of Related Person Transactions

Our Audit Committee Charter requires that our Audit Committee review and approve or ratify transactions involving us and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members, also referred to herein as a related person. The policy and procedures cover any transaction involving a related person, also referred to herein as a related person transaction, in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

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A related person transaction will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person’s interest in the transaction. In considering related person transactions, the Audit Committee will consider any information considered material to investors and the following factors:

•	the related person’s interest in the transaction;
•	the approximate dollar value of the transaction;
•	whether the transaction was undertaken in the ordinary course of our business;
•	whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
•	the purpose and potential benefit to us of the transaction.

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EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation for services rendered in all capacities during the fiscal years ended June 30, 2017 and June 30, 2016, if applicable, awarded to, earned by or paid to: (i) all persons that served as our Chief Executive Officer during Fiscal 2017; (ii) our three most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of Fiscal 2017; and (iii) individuals who would qualify under (ii) but for the fact that the individual was not serving as an executive officer at the end of the fiscal year, collectively referred to herein as the named executive officers. No other executive officers who would have otherwise been includable in such table on the basis of total compensation for Fiscal 2017 have been excluded by reason of their termination of employment or change in executive status during that year.

Name and Principal Position	Year (1)	Salary ($)(2)	Option Awards ($) (3)	Total ($)
David Rector (4)	2017	$60,000	—	$60,000
Chief Executive Officer	2016	$150,000	—	$150,000

Vaughn Smider, M.D., Ph.D.	2017	$41,538	—	$41,538
Chief Scientific Officer	2016	$164,308	—	$164,308

James Graziano, Ph.D.	2017	$127,211	—	$127,211
Chief Technology Officer	2016	$163,288		$163,288

Miguel de los Rios Ph.D.	2017	$90,865	—	$90,865
Vice President of Research and Development	2016	$155,481	—	$155,481

(1)	The Company’s fiscal year ends on June 30.
(2)	Such amount represents actual salary paid, including such amounts deferred in connection with our 401K plan.
(3)	Mr. Rector was appointed as the Company’s Interim Chief Executive Officer on January 9, 2015 and is a consultant of the Company.

Narrative Explanation of Certain Aspects of the Summary Compensation Table

Each of our named executive officers is eligible to receive (i) a base salary and (ii) an annual performance bonus payable in cash, stock or a combination at the discretion of the Compensation Committee.

Cash Compensation

The base salary for each of our named executive officers for our Fiscal 2017, is listed in the table below:

Name	Fiscal 2017 Base Salary
David Rector	$60,000
Vaughn Smider, M.D., Ph.D.	$40,000
James Graziano, Ph.D.	$122,500
Miguel de los Rios Ph.D.	$87,500

The Compensation Committee determined, as a result of reviewing several factors, and primarily because of our limited cash resources reserved for research and development activities, that no bonuses were or would be granted for Fiscal 2017.

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Equity Compensation

During Fiscal 2017, the Compensation Committee determined that there would be no performance based options.

Grants of Plan-Based Awards

The Company did not grant any stock awards, option awards or equity incentive plan awards to its named executive officers during the fiscal year ended June 30, 2017.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards we have made to our named executive officers, which remain outstanding as of June 30, 2017.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date
David Rector		—	—	—
Vaughn Smider, M.D., Ph.D.	11/18/2014	16,621	—	8,706	(1)	$0.83	11/18/2024
James Graziano, Ph.D.	11/18/2014	10,157	—	5,320	(1)	$0.83	11/18/2024
Miguel de los Rios Ph.D.	5/16/2014	113,082	—	—		$2.65	7/9/2023
	11/18/2014	16,744	—	8,771	(1)	$0.83	11/18/2024

(1)	Such amounts consist of performance based options with the maximum number of option shares in which the optionee may vest to be determined by the Compensation Committee within 90 days following the fiscal year-end based on achievement of performance metrics and shall vest one-quarter on the first anniversary of the date of grant with one-thirty-sixth of the balance vesting each month thereafter with continued service.

Option Exercises and Stock Vested

There were no option exercises and stock vested activity for our named executive officers during the year ended June 30, 2017.

Executive Benefits and Perquisites

In General – The named executive officers are also provided with certain market competitive benefits, described below. It is the Compensation Committee’s belief that such benefits are necessary for us to remain competitive and to attract and retain top caliber executive officers, since such benefits are typically provided by companies in the biotechnology industry and with other companies with which we compete for executive talent.

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Retirement Benefits – The named executive officers may participate in our 401(k) plans administered by the Company and Fabrus, the Company’s wholly-owned subsidiary.

Other Benefits and Perquisites –All administrative employees, including the named executive officers, are eligible to receive standard health, disability, and life insurance. We do not provide any additional benefits and perquisites.

Severance and Change in Control Benefits

Retention Policy

On October 9, 2012, our Board approved a Retention Policy for those officers who do not have an employment agreement as of the date of their termination (the “Policy”). Pursuant to the terms and provisions of the Policy, in the event that an officer is terminated or resigns for good reason (as such term is defined in the Policy) in connection with a change of control transaction (as such term is defined in the Policy), such officer will be entitled to receive the following (subject to the limitation discussed below):

(i) The involuntary termination benefits provided in the officer’s employment agreement, if any, including unpaid compensation and benefits.

(ii) The full incentive bonus allocated to the officer for the calendar year in which termination occurs, as determined by the Board.

(iii) A multiple of the officer’s annual base salary: (CEO=2x, CFO=1.5x, VP R&D=1.5x, VP Clinical=1.5x, other officers=1x).

(iv) Medical coverage with term equal to base salary continuation under the Company’s group health insurance.

(v) Allowance for all vested options to be exercisable for the remainder of each such vested option’s full remaining exercise period.

(vi) Immediate vesting of all unvested options granted to the officer.

Notwithstanding the foregoing, if the aggregate compensation set forth in clauses (i), (ii), (iii) and (iv) above to be paid to all officers exceeds 10% of the value of the transaction as determined by the parties (as reflected in a definitive agreement, including the fair market value of any publicly traded securities), or if not reflected in a definitive agreement, then as determined by a qualified, independent third party selected by our Board, then the Board shall have the discretion to reduce such compensation pro-rata to the extent necessary to consummate the change of control transaction.

The Policy also provides that our Board shall have discretion to grant a termination package in the event an officer is terminated by the Board without cause (as such term is defined in the Policy) or resigns for good reason (as such term is defined in the Policy).

The Compensation Committee believes that the severance benefits under the Policy provide financial protection against the potential loss of employment in designated circumstances and will allow our executive officers to focus attention on changes that are in the best interests of the stockholders, without undue concern as to each officer’s own financial situation. The Compensation Committee also believes the accelerated vesting of equity awards is justified because those awards are designed to serve as the primary vehicle for the executives to accumulate financial resources for retirement. Finally, given the time periods and risks involved in pharmaceutical development, the Compensation Committee believes that the extended exercise period is an appropriate way to provide the officers with an opportunity to realize financial gains from decisions made during his or her tenure as an officer.

On October 6, 2017, our Board terminated the Retention Policy.

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Executive Compensation Agreements

Consulting Agreement

On January 9, 2015, we entered into a consulting agreement with The David Stephen Group LLC, an entity controlled by David Rector, our interim President and Chief Executive Officer, setting forth Mr. Rector’s monthly compensation amount for the provision of his services as our interim President and Chief Executive Officer, as well as certain other standard provisions, such as confidentiality and invention assignment. Effective as of March 23, 2016, our consulting agreement with The David Stephen Group LLC was amended to reflect a reduction in the compensation payable under such agreement.

Director Compensation

We pay our non-employee directors cash compensation, paid in quarterly increments as consideration for their service on our Board for each fiscal year as follows:

Annual (Base) Retainer	$10,000
Per Scheduled Board Meeting Fee	$1,500	(1)
Per Committee Meeting Fee	$750	(2)
Additional Annual Retainer:
Chairman of the Board	$5,000
Audit Committee Chair	$3,500
Compensation Committee Chair	$3,500
Nominating and Corporate Governance Committee Chair	$1,500
Non-Chair Committee Member Additional Retainer (All Committees)	$1,000
Maximum Per Diem For All Meetings	$2,000

(1)	$750 for telephonic meetings (less than 30 minutes: $375).
(2)	$375 for telephonic meetings.

Equity Compensation

Equity Election Program

A non-employee director may elect to receive, in lieu of such cash retainer and meeting fees, either (i) restricted stock units, or RSUs, covering that number of shares having a fair market value on the grant date equal to such cash award or (ii) a number of option shares equal to twice the number of RSU’s that would have been received, with an exercise price per share equal to the fair market value of our Common Stock on the option grant date. Such election must be timely made and generally applies for the entire year. The awards are fully-vested on the grant date and each option has a maximum term of 10 years subject to earlier termination 3 months following cessation of board service. The RSUs or options are generally granted quarterly, effective two (2) days following the filing of our quarterly reports on Form 10-Q for that quarter, and are fully vested as of the grant date.

For Fiscal 2017, all of the non-employee directors elected to receive options in lieu of cash. Accordingly, the directors received options to purchase shares of our Common Stock pursuant to the provisions of the 2008 Stock Plan and their equity elections with the exercise price per share equal to the closing price on the option grant date. The dollar amount of the fees paid in equity pursuant to such program by each director for Fiscal 2017 and the number of shares subject to such equity awards was as follows:

Director	Grant Date	$ Amount of Fees paid in Equity	Number of Shares subject to Options
John N. Braca	02/14/17	$18,375	167,045
Phillip Frost, M.D.	02/14/17	$12,000	109,091
Steven Rubin	02/14/17	$17,625	160,227

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Annual Equity Awards

We do not automatically grant options or other equity to our non-employee Board members. Our Compensation Committee reviews the equity program each year and determines the appropriate level of the equity awards to be made for that year. The Compensation Committee did not approve any grant of options or other equity to our non-employee Board members during Fiscal 2017.

Aggregate Equity Compensation

The following table sets forth information relating to the equity awards granted to the non-employee directors during Fiscal 2017.

		Stock Awards	Option Awards
Director	Grant Date	Number of Shares	Option Exercise Price ($)/ Share	Number of Shares		Grant Date Fair Value
John N. Braca	02/14/17		$0.22	167,045	(1)	$28,501
Phillip Frost, M.D	02/14/17		$0.22	109,091	(2)	$18,613
Steven Rubin	02/14/17		$0.22	160,227	(3)	$27,338

(1)	Includes 36,363 additional options granted for service during Fiscal 2016, not for cash compensation for Fiscal 2017. The remainder of the grant of 130,682 options represents payment for service during the first half of 2017.
(2)	Includes 30,682 additional options granted for service during Fiscal 2016, not for cash compensation for Fiscal 2017. The remainder of the grant of 78,409 options represents payment for service during the first half of 2017.
(3)	Includes 36,363 additional options granted for service during Fiscal 2016, not for cash compensation for Fiscal 2017. The remainder of the grant of 123,864 options represents payment for service during the first half of 2017.

Director Compensation Summary

The table below shows the compensation paid or awarded to our non-employee directors during the fiscal year ended June 30, 2017.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
John N. Braca	—	$28,565	—	$28,565
Phillip Frost, M.D.	—	$18,655	—	$18,655
Steven Rubin	—	$27,399	—	$27,399

(1)	In accordance with SEC rules, this column reflects the aggregate grant date fair value of the option awards granted during FY2017 computed in accordance with ASC 718. Assumptions used in the calculation of these amounts are included in Notes 2 and 9 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The grant date fair values used to calculate such compensation costs were not adjusted to take into account any estimated forfeitures. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options. For further information concerning such equity awards, see the section above entitled “Aggregate Equity Compensation” and the section below entitled “Outstanding Director Equity Awards.”

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Outstanding Director Equity Awards

The following table shows the total number of shares of our Common Stock subject to option awards (vested and unvested) held by each non-employee director as of June 30, 2017:

Director	Number of Stock Awards Outstanding	Number of Option Awards Outstanding
John N. Braca	—	376,382
Phillip Frost, M.D.	—	245,344
Steven Rubin	—	318,658

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of our company or any of our subsidiaries. In addition, no member of the Compensation Committee had any relationships with us or any other entity that requires disclosure under the regulations promulgated by the SEC and none of our executive officers served on the Compensation Committee or Board of any company that employed any member of our Board in Fiscal 2017.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended June 30, 2017, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

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WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

Dated: December 7, 2017

SEVION THERAPEUTICS, INC.

By:	/s/ David Rector
Name:	David Rector
Title:	Chief Executive Officer

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